Correspondence

CYBER ENVIRO-TECH, INC.

6991 Camelback Road, suite D-300

Scottsdale, Arizona 8534

Telephone (866) 687-6856

Date November 4, 2022

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Erin Donahue, Jay Ingram

RE:	Cyber Enviro-Tech, Inc. (“Registrant”) Amendment No. 1 to Registration Statement on Form S-1 Filed September 22, 2022 File No. 333-267560

Dear Ms. Donahue, Jay Ingram

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s October 17, 2022 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1. We note you have experienced some supply chain issues. Please provide more information on how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have to expect to:

• suspend the production, purchase, sale or maintenance of certain items;

• experience labor shortages that impact your business;

• experience cybersecurity attacks in your supply chain;

• experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials; or

• experience surges or declines in consumer demand for which you are unable to adequately adjust your supply.

In response to your comment, we have revised the disclosure on Form S-1/A, page #10 to more clearly state that the company’s supply chain disruptions which has delayed getting its oil field back into full production.

WE CURRENTLY DEPEND UPON THIRD-PARTY SUPPLIERS AND EXPECT TO DEPEND ON THIRD PARTY SUPPLIERS IN THE FUTURE, INCLUDING CONTRACT MANUFACTURERS AND SINGLE SOURCE SUPPLIERS, MAKING US VULNERABLE TO SUPPLY PROBLEMS AND PRICE FLUCTUATIONS.

We have experienced longer lead times in the supply of our components because of global supply chain disruption caused in-part by the ongoing COVID-19 pandemic, which have led to the building-up in inventory as well as the significant increase in prepaid inventory as suppliers are requiring upfront deposits.

We rely on or will rely on third-party suppliers, including in some instances single source suppliers, to provide us with components of our oil production technologies and manufacturing of our water filtration system.

We will enter into supply agreements prior to commercial manufacture of our water filtration system (as of this date we have not entered into any agreements) to minimize risk associated with such things as the potential for loss of commercial access to the product, change or modification to the product, payment terms, and shelf life or stability that could negatively affect our manufactured products. All other supplies are subject to standard purchasing terms. The number of suppliers feeding into the production of our water filtration system is expected to be in excess of five worldwide. We consider a select few of these suppliers, located in the United States, and Europe, as critical single source providers of components. We may also fail to secure terms within supply agreements to effectively mitigate all risks associated with the use of a third-party provider.

In addition, we may purchase supplies through purchase orders and may not have long-term supply agreements with, or guaranteed commitments from, many of our suppliers, including single source suppliers. Additionally, we will rely on contract manufacturers for the production of our water filtration system. We depend on our suppliers and contract manufacturers to provide us with materials in a timely manner that meet our and their quality, quantity and cost requirements. These suppliers and contract manufacturers may encounter problems during manufacturing, delivery, or any other issue for a variety of reasons, any of which could delay or impede their ability to meet our

•	ceasing to produce the components we need or ending their business relationship with us;

•	limited inventory and inability for our suppliers to produce more than our original customer demand forecasts;

•	limited availability of additional or alternate suppliers and contracts manufacturers;

•

potential supply chain disruptions and shortages due to the COVID-19 pandemic.

Any of the foregoing may adversely and materially affect our business. And despite our continuous efforts to procure additional alternate third-party suppliers and contract manufacturers, we cannot guarantee we will find alternatives, or that we will not be affected by supply chain disruptions, shortages, and other issues.

2.	We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell their shares at prevailing market prices. Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

In response to your comment, we have revised the disclosure on Form S-1/A, on the cover page and through out to clarify and more clearly state that the company’s disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange.

The Selling Shareholders 6,698,780 shares may sell some or all of their shares at $0.40 per share until the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

3.	Please provide prominent disclosure of Mr. Southworth's involvement with other companies that have reporting obligations under the federal securities laws. This includes, without limitation, Gold Standard Mining Corp Co. (CIK 0001705445). For Gold Standard, please explain why the company ceased filing the reports it is required to file pursuant to its reporting obligations under Section 15 of the Securities Exchange Act of 1934 while Mr. Southworth served as CEO.

In response to your comment, we have revised the disclosure on Form S-1/A, on page #38 and through out to clarify and more clearly state Mr. Southworth’s business history.

2016 to 2018, Mr. Southworth was a director and President of Gold Standard Mining Company.

Gold Standard Mining Company ("GSMC") or the "Company"), incorporated in the State of Nevada on August 22, 2016. Mr. Southworth incorporated the company, hired accountants and attorney for the propose of developing business activities described as a "blank check”. The company filed an S-1 as a blank check company with the Securitas and Exchange Commission. The company went effective on its S-1 on September 27, 2017. On February 20, 2019, Mr. Southworth resigned as the President of Gold Standard Mining Company and had no further ownership or involvement with management of the company.

The following information has not been added to the Company’s S-1/A.

Mr. Southworth become the President of Gold Standard Mining Company on August 22, 2016.

On February 20, 2019, Mr. Southworth resigned as the President of Gold Standard Mining Company. At the time of his resignation the company was current in its filings with the Securities and Exchange Commission.

The company filed an 8-K addressing the resignation of Mr. Southworth on February 20, 2019, and the appointment of Lisa Averbuch as the current President.

The 8-K was signed by the President Ms. Averbuck and filed with Securities and Exchange commission on February 20, 2022.

4.	Please explain why you have not established an escrow account to hold the proceeds that you have received from reaching the offering's minimum.

In response to your comment, we have revised the disclosure on Form S-1A, on the cover and through out to clarify and more clearly state that the company has established an escrow account with Well Fargo Bank to hold the proceeds received from reaching the offering minimum.

Prospectus Summary, page 3

5.	We note that you will be outsourcing the production of your water filtration systems. Please disclose whether you have entered into any outsourcing agreements with third-parties, and if you have, please revise to disclose the material terms of these agreements. Please refer to Item 601(b)(10) of Regulation S-K and file these agreements as exhibits or advise.

In response to your comment, we have revised the disclosure on Form S-1A, on page #3 and through out to clarify and more clearly state that the company has not yet entered into an agreement with any third-parties at this time.

CETI will be outsourcing the production of its water filtration systems. However, the Company intends to generate revenues from its retail sales net margins. At this time CETI has not entered into any outsourcing agreements with third parties.

Risk Factors, page 9

6.	Please revise your disclosure to include a risk factor related to the risks posed by the self-underwritten nature of your primary offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as proving input as to the offering price.

In response to your comment, we have revised the disclosure on Form S-1A, on page #9 and through out to clarify and more clearly state that the company’s risks posed by the self-underwritten nature of the primary offering.

WE ARE SELLING THE SHARES OF THIS OFFERING WITHOUT AN UNDERWRITER AND MAY BE UNABLE TO SELL ANY SHARES.

This offering is self-underwritten, which means that we are not going to engage the services of an underwriter to sell the shares. We intend to sell our shares through our Chief Executive Officers, who will receive no commissions. There is no guarantee that they will be able to sell any of the shares. Unless they are successful in selling all of the shares of our Company’s offering, we may have to seek alternative financing to implement our business plan. No underwriter has been engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as proving input as to the offering price.

Management, page 38

7.	Please provide the information required by Item 401 of Regulation S-K, including a brief description of the business experience during the past five years of each executive officer and director.

In response to your comment, we have revised the disclosure on Form S-1A, on page #38 and through out to clarify and more clearly state that the company’s management description of the business experience during the past five years.

Kim D. Southworth, Chief Executive Officer and Director

Kim D. Southworth, CEO – Mr. Southworth has more than 37 years in the corporate world, holding key roles in management, administration and corporate finance. He is the founder and senior partner of Advanced Business Strategies, a venture catalyst firm assisting early stage, high growth technology companies in the development, expansion, and execution of their business plans. He has served as founder, president, CEO and consultant for numerous companies and industries, including oil & gas, biotech, instore digital music and advertising, ballistic armor and fuel treatment technologies.

•

2020 to Present, Mr. Southworth is a co-founder, director and Chief Executive officer of the Cyber Enviro-Tech, Inc. a Wyoming company formerly, Global Environmental Technologies, Inc., prior to a name change in 2021. At Cyber Enviro-Tech, Mr. Southworth leads the strategic business plan development and execution, corporate capitalization, investment structuring, strategic partnership development, joint venture relationships, corporate filings, public auditing review, mergers and acquisitions.

August 2017 to April 2020, Mr. Southworth was a founder, director and CEO of Applied Logic Filtration, LLC. a Utah limited liability company in business to become an R&D water filtration technology Company. Mr. Southworth spent approximately 2 years bringing together numerous technologies from around the world to develop, design and engineer a unique and proprietary industrial wastewater filtration system.

2016 to 2018, Mr. Southworth was a director and President of Gold Standard Mining Company.

Gold Standard Mining Company ("GSMC") or the "Company"), incorporated in the State of Nevada on August 22, 2016. Mr. Southworth incorporated the company, hired accountants and attorney for the propose of developing business activities described as a "blank check”. The company filed an S-1 as a blank check company with the Securitas and Exchange Commission. The company went effective on its S-1 on September 27, 2017. On February 20, 2019, Mr. Southworth resigned as the President of Gold Standard Mining Company and had no further ownership or involvement with management of the company.

TJ Agardy, President and Director

Mr. Agardy, – Mr. Agardy has over 40 years of engineering and sales experience.

2020 to Present, Mr. Agardy is a co-founder, director and President of Cyber Enviro-Tech, Inc. a Wyoming company, formerly, Global Environmental Technologies, Inc., prior to a name change in 2021. As the President and acting Chief Technical Officer for the company His responsibilities include evaluating and integrating commercially viable technologies from multiple industries to the company’s core water filtration, extraction, and cyber-SCADA capabilities. Assessing critical path partners, sourcing manufacturers and negotiating terms for delivery, utilization, and performance is another component of this function with the Company.

August 2017 to April 2020, Mr. Agardy was a co-founder, President and director of Applied Logic Filtration, LLC. a Utah limited liability company in business to become an R&D water filtration technology Company. Mr. Agardy spent approximately 2 years bringing together numerous technologies from around the world to develop, design and engineer a unique and proprietary industrial wastewater filtration system.

 03/1997 to 08/2017   Mr. Agardy served as Managing Director at Artic FX LLC. Clients served included energy conversion firms processing mining tires for pyrolysis; diesel production, gasoline production, asphalt, scrap metal and environmental recycling.  Either consulting or operational assistance attached to projects determined travel schedules and job scopes. From 2008 projects included interface for software development contracted in Asia, South America, Europe, and the US with design and test engineers.

11/1987 to 02/1997, Mr. Agardy was a Director of International Trades at American PetroChem. American PetroChem served as a supply chain provider for Automotive, Pharmaceutical, Mining, and Chemical Operations enterprises on an international platform. As such, Mr. Agardy handled all of the ICC400 - ICC600 banking interface, shipping modal interface, technical compliance for international trade accommodations for storage, transport, discharge, and delivery of final product to the end client. This involved extensive travel to ports, shipping lines, storage facilities, manufacturing facilities, and client visits for end product viability.  At times, technical substitution capacity was required for either higher quality delivery or on-site best practices with clients. During his tenure there, he managed relationships with Elf, Esso, Royal Dutch, Vasso, Sunoco, Arco, Marathon, Crown, San Joaquin, Union Oil, Texaco, Shell, Chevron, Mobil, Exxon, Citgo, Cato, Phillips, Conoco and more.

08/1983 - 10/1987, Mr. Agardy, served with Burroughs Corporation as a Technical Support Representative in Phoenix Arizona; responsible for integrating 3rd party peripheral and mainframe computers to Burroughs MT985’s, ET2000’s, B1900’s, B3900’s, while structuring a multi-vendor solution to specific custom applications. Each application addressed critical base operations data input off production, quality control, inventory control, access security, or resource allocation.

This was before the Sperry Corporation takeover, with a focus on Mining [Newmont-Asarco] and medical [WL Gore], plus integrated shop floor control applications at microchip manufacturers. Prior to this, Mr. Agardy worked at Honeywell in Detroit serving Fortune 100 companies in process controls, closed loop applications for mining, pharmaceutical, food processing, automotive, refining, glass, paint, and chemical processing. He also worked with power plants, automotive plants, food processing, and machine tool client bases in industrial settings during his tenure with Eaton Cutler Hammer. Mr. Agardy began his industrial career in Plant Engineering with General Motors in Detroit.

Mark Broughton, Director of Operations and Director

Mark Broughton, Director of Operations – Mr. Broughton brings a wealth of experience in business development and improvement in his nearly 40 years with various Oil producing companies. His broad experience began with Witco, Inc. (w/ the Kendall, Amalie, and Golden Bear brands) - District Sales Manager for the NW USA (including Alaska). There he revitalized & grew the business in all or part of 9 states. With Citgo Petroleum (during JV w/ Southland 7-11 and then PDVSA) - District Sales Mar. for the SW USA (including Hawaii). Pioneered & grew the newly formed Citgo brand in all or part of 5 states. These positions involved all sales & marketing aspects for branded and generic base oils, process oils, compounded lubes, waxes, maintenance chemicals, ancillary goods (TBA), related equipment, and associated services. With Shell Oil Products including Pennzoil and Quaker State he was involved with enterprise with every channel, route-to-market, and type of customer on a national and global basis. His educational background includes completion of the Advanced Management Program from Rice University w/ specialization in Business Optimization, Project Development & Implementation, and Change Management and an MBA from Golden Gate University w/ specialization in opening new markets, developing distribution networks, and introducing new lines/products.

•	April 2022 to Present - Acting Director of Operations and Board member at Cyber Enviro-Tech, Inc.

•	February 2021 thru March 2022 - Independent Business Consultant specializing in Business Development & Performance Improvement.

•	November 1989 thru January 2020 - Key Account Manager at Shell Oil. A career of various assignments across the Business both domestic & international in scope. His last assignment was engaging with their largest customer in the world.

•	Education: Mark’s undergraduate degree is in Business Administration from St. Mary’s College. His Master’s degree is in International Business & Law (aka MBA) from Golden Gate University. He attended the Rice Executive Program, (MBA refresher) from Rice University (… ranked #1 nationally for Entrepreneurship & #10 for Business). He regularly engages in continuing education.

•	Community: Mark actively contributes as a mentor & life coach to men rebuilding their lives.

Dan Leboffe, Chief Financial Officer

Mr. Leboffe joined the Company in the capacity of Chief Financial Officer earlier in 2022. He brings to CETI a diverse background in his 40+ years of business experience. His experience includes audit/tax work with (then) Price Waterhouse, over ten years of marketing/sales experience with various Fortune 1000 consumer packaged goods companies and overseeing training for publicly traded real estate company ZipRealty. Mr. Leboffe’s entrepreneurial ventures include a construction accounting software reseller, high-performance boat manufacturer Spectre, real estate development and business consulting.

•

2020 to Present: CFO (as of February 2022) and consultant (2020 to 2022) for CETI.

Primarily focused on financial modeling, investor presentations, business strategy and filings with OTC Markets and the SEC.

•	2017 to 2020: Co-founded two business consulting firms - Path Capital Advisors, LLC and AscentCore Group LLC. Both organizations focus on growth and capital advisory services for CEOs, board of directors and business owners. In addition, he has individually provided consulting services to both Realogy, Inc and Homeward Inc both in the real estate industry.

•	Education background. BS in Accounting from University at Albany, MBA from The Wharton School of the University of Pennsylvania

•	Certifications. Formerly a Certified Public Accountant in the State of New York with Price Waterhouse

•	Community: For the last five years, he has been the Treasurer for Everybody Matters, an organization that teaches coping skills to emotionally vulnerable youths in the public school system.

Winston P. McKellar, Director of IR/PR

Mr. McKellar has close to 50 years in both the entrepreneurial and corporate world from the brokerage, development, management and syndication of commercial real estate throughout the Southwest. He has also been in corporate finance and marketing strategy for early-stage companies for over three decades. Mr. McKellar has served as a consultant for all types of companies primarily in the early-stage levels. He has been successful in expanding their business and connecting these companies to outside growth capital.

•	January of 2021 to Present: Mr. McKellar joined the senior management team behind Cyber Enviro-Tech based in Arizona. He has the executive position of (Director of IR & PR) for the company and handles majority of the communication between management and shareholders.

•	December of 2015 to October of 2020: Mr. McKellar became a integral member of the Vizi Healthcare company that helped insurers of Medicare and Medicaid with their care managed programs to save costs. He was instrumental in bringing equity growth capital to the company over the five years and opening strategic opportunities for the company while serving on their advisory board level.

•	February of 2012 to November of 2015: Mr. McKellar was a consultant for a company called YipTV that created a software platform for the streaming of real time content for the Hispanic and Latino population. He also sits on YipTV's advisory board.

Brook Brost, Secretary and Treasurer

Ms. Brost became an officer of Cyber Enviro-Tech, Inc., in 2020 to present, and is currently serving in the capacity of assistant Secretary/Treasurer of the Company. In 2018 she founded Summit Corporate Support which assists companies in their bookkeeping, account payables, receivables, SEC filings, and related corporate support services. She has worked as the Executive Assistant for the CEO of both public and private companies. Ms. Brost is knowledgeable and experienced with FINRA and SEC regulatory compliance and filing requirements. Ms. Brost is dependable, reliable and competent. Combined with her organizational and management skillsets, she has become a valuable asset to the company.

•	2020 to Present, Ms Brost, serves as the company’s assistant Secretary and Treasurer of Cyber Enviro-Tech, Inc. In her capacity she carries out the standard duties of the office.

•	2018 to 2020, Ms. Brost founded and ran Summit Corporate Support. She assisted companies in their bookkeeping, account payables, receivables, SEC filings, and related corporate support services.

Recent Sales of Unregistered Securities, page II-2

8.	Please revise to indicate the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

In response to your comment, we have revised the disclosure on Form S-1/A, on page II-2 to clarify and more clearly state that the company’s exception from registration.

3. RECENT SALES OF UNREGISTERED SECURITIES

We have sold the securities described below within the past three years that were not registered under the Securities Act. All of the sales listed below were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act (and Regulation D thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act. The recipients of such securities were our directors, employees or bona fide consultants. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

ISSUANCE TO FOUNDERS, OFFICERS, AND DIRECTORS

On April 21, 2020, the Company issued 18,000,000 shares of common stock to Kim D. Southworth, CEO, for founder shares. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Kim D. Southworth holding 630,000,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Kim D. Southworth now holds 31,500,000 shares.

On April 21, 2020, the Company issued 18,000,000 shares of common stock to TJ Agardy, President, for founder shares. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in TJ Agardy holding 630,000,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and TJ Agardy now holds 31,500,000 shares.

On April 21, 2020, the Company issued 11,327,133 shares of common stock to Chris Ivey, VP of Operations, for founder shares. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Chris Ivey holding 396,449,655 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split resulting in Chris Ivey holding 19,822,483 shares.

On April 22, 2020, the Company issued 2,656,201 shares of common stock to CBI Group, LLC for founder shares for financial analysis and accounting services for the company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in CBI Group, LLC holding 92,967,035 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and CBI Group, LLC now holds 4,648,352 shares. CBI Group, LLC is owned by Dan Leboffe who is the Chief Financial Officer of the Company.

On April 21, 2020, the Company issued 250,000 shares of common stock to Brook Brost, assistant Secretary and Treasurer, for founder shares. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Brook Brost holding 8,750,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split resulting in Brook Brost holding 437,500 shares. Brook Brost is the wife of Corbin Southworth, the son of Kim D. Southworth, CEO of the Company.

 ISSUANCE TO FOUNDERS

On April 22, 2020, the Company issued 100,000 shares of common stock to Adam Tracy for founder shares for performing corporate compliance. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Adam Tracy holding 3,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and A. Tracy now holds 175,000 shares.

On April 22, 2020, the Company issued 287,500 shares of common stock to Katheryn Butterfield for founder shares for research on water filtration systems for the mining industry. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Katheryn Butterfield holding 10,062,500 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Katheryn Butterfield now holds 503,125 shares.

On April 22, 2020, the Company issued 137,500 shares of common stock to Nancy Hawthorne for founder shares for research on water filtration systems for the mining industry. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Nancy Hawthorne holding 4,812,500 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Nancy Hawthorne now holds 240,625 shares.

On April 22, 2020, the Company issued 100,000 shares of common stock to Brian Blaszczak for founder shares for compliance with corporate records for the company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Brian Blaszczak holding 3,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Brian Blaszczak now holds 175,000 shares.

On April 22, 2020, the Company issued 50,000 shares of common stock to Marilynn Schmuki for founder shares for engineering services for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Marilynn Schmuki holding 1,750,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Marilynn Schmuki now holds 87,500 shares.

On April 22, 2020, the Company issued 916,666 shares of common stock to Larry Duvall for founder shares for engineering on manufacturing of water filtration system for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Larry Duvall holding 32,083,310 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Larry Duvall now holds 1,604,166 shares.

On April 22, 2020, the Company issued 300,000 shares of common stock to Douglas Robinson for founder shares for market needs for industrial water filtration systems for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Douglas Robinson holding 10,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Douglas Robinson now holds 525,000 shares.

On April 22, 2020, the Company issued 50.000 shares of common stock to Teddy Lee Hogue for founder shares for market needs for industrial water filtration systems for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Teddy Lee Hogue holding 1,750,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Teddy Lee Hogue now holds 87,500 shares.

On April 22, 2020, the Company issued 300,000 shares of common stock to Concord First Investments founder shares for market needs for industrial water filtration systems for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Concord First Investments holding 10,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Concord First Investments now holds 525,000 shares. Douglas Robinson and Teddy Lee Hogue own and/or control Concord First Investments.

On April 22, 2020, the Company issued 300,000 shares of common stock to Paul Hart founder shares for market needs for industrial water filtration systems for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Paul Hart holding 10,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Paul Hart now holds 525,000 shares.

On April 22, 2020, the Company issued 100,000 shares of common stock to Steven Juhan founder shares for market needs for industrial water filtration systems for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Steven Juhan holding 3,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Steven Juhan now holds 175,000 shares.

On April 22, 2020, the Company issued 300,000 shares of common stock to Tyler Meigs founder shares for market needs for industrial water filtration systems for the Company. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Tyler Meigs holding 10,500,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Tyler Meigs now holds 525,000.

 The offers, sales and issuances of the securities described in paragraphs above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

On September 18, 2020, an investor Ray Ebert purchased an aggregate of 250,000 shares of Common Stock, at a price of $30,000. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in Ray Ebert holding 8,750,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Ray Ebert now holds 437,500 shares of common stock of the company.

On September 22, 2020, an investor David Eves purchased an aggregate of 25,000 shares of Common Stock, at a price of $3,000. On November 16, 2020, the Company effectuated a thirty-five for one split which resulted in David Eves holding 875,000 shares. Effective April 30, 2021, the Company effectuated a one for twenty reverse split and Ray Ebert now holds 43,750 shares of common stock of the company.

The securities described above were issued pursuant to the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, as a transaction to an accredited investor not involving a public offering. The recipients of securities in all such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Exhibits

9.	We note you have "acquired the oil & gas mineral rights to the Alvey Oil Field," To the extent material, please file any relevant contracts or agreements as an exhibit.

In response to your comment, we have filed as an Exhibit the contract on the purchase of the Alvey Oil Field.

In connection with the Company’s responding to the comments set forth in the October 17, 2022 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Sincerely,
Cyber Enviro-Tech, Inc.

By: /s/ Kim D. Southworth
Kim D. Southworth
Chief Executive Officer